Exhibit 8.1

LAW OFFICES

ELIAS, MATZ, TIERNAN & HERRICK L.L.P.

12TH FLOOR

734 15TH STREET, N.W.

WASHINGTON, D.C. 20005

TELEPHONE:  (202) 347-0300

FACSIMILE:   (202) 347-2172

WWW.EMTH.COM

October 18, 2006

Boards of Directors

Greater Delaware Valley Savings Bank d/b/a Alliance Bank

Greater Delaware Valley Holdings

Alliance Bancorp, Inc. of Pennsylvania

Alliance Interim Savings Bank

541 Lawrence Road

Broomall, Pennsylvania 19008

Re:  Mid-Tier Stock-Form Holding Company Formation

Gentlemen:

You have requested this firm’s opinion regarding certain federal and Pennsylvania income tax consequences which will result from the merger (the “Merger”) of Alliance Interim Savings Bank (“Interim”) with and into Greater Delaware Valley Savings Bank, a Pennsylvania-chartered savings bank doing business as Alliance Bank (the “Bank”), which is a majority-owned subsidiary of Greater Delaware Valley Holdings (the “MHC”).  The MHC owns 80.02% of the issued and outstanding shares of the Bank Common Stock (as hereinafter defined), with the remaining shares being owned by members of the general public, including officers, directors, employees and employee benefit plans of the Bank.  Upon receipt of all required shareholder and regulatory approvals, Interim will be formed as a Pennsylvania-chartered interim savings bank and will be a wholly owned subsidiary of Alliance Bancorp, Inc. of Pennsylvania (the “Company”), a federally-chartered mid-tier holding corporation, which will be, upon formation,  a wholly owned subsidiary of the Bank.  As of the date hereof, the Company has not yet been formed.  Such formation is subject to the approval of the Office of Thrift Supervision (the “OTS”), which approval has been requested.  The Merger will be consummated pursuant to the terms of an Agreement and Plan of Reorganization dated June 21, 2006 among the Bank, the MHC, the Company and Interim (the “Agreement”).

For the purpose of this opinion, we have examined such documents and questions of law as we have considered necessary and appropriate, including but not limited to the Agreement and the related Plan of Additional Stock Issuance (the “Plan of Additional Stock Issuance) as adopted by the Bank’s Board of Directors on June 21, 2006, and as amended on July 19, 2006 (collectively, the “Reorganization”).  Unless otherwise defined, all capitalized terms used but not defined herein have the meanings given to such terms in the Agreement and/or Plan of Additional Stock Issuance (the

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Agreement and the Plan of Additional Stock Issuance are hereinafter referred to collectively as the “Plans”).

In our examination of documents, we have assumed the authenticity of those documents submitted to us as certified, conformed or reproduced copies.  As to matters of fact which are material to this opinion, we have relied upon the accuracy of the factual matters set forth in the Company’s Registration Statement on Form S-1 as well as the representations provided to us by the Bank in its letter to us dated the date hereof.

In issuing our opinions, we have assumed that the Plans have been duly and validly authorized and have been approved and adopted by the Board of Directors of the Bank at a meeting duly called and held; that the Plans will be duly and validly authorized and will be approved by the Boards of Directors of the MHC, the Company and Interim, as applicable; that the Bank, the MHC, the Company and Interim, as applicable, will comply with the terms and conditions of the Plans, and that the various representations and warranties which are provided to us are accurate, complete, true and correct.  We have assumed that the Merger and the offering will not result in the recognition of any gain or income on the books of the Bank, the Company or the MHC under generally accepted accounting principles or on a separate unconsolidated basis.  Accordingly, we express no opinion concerning the effect, if any, of deviations from the foregoing.  We specifically express no opinion concerning tax matters relating to the Reorganization under federal, state or local income tax laws, except on the basis of the documents and assumptions described above.

In issuing the opinions set forth below, we have referred solely to existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury Regulations thereunder, the laws of the Commonwealth of Pennsylvania, as amended, the regulations and rules thereunder, current administrative rulings, notices and procedures and court decisions.  Such laws, regulations, administrative rulings, notices and procedures and court decisions are subject to change at any time. Any such change could affect the continuing validity of the opinions set forth below. This opinion is as of the date hereof, and we disclaim any obligation to advise you of any change in any matter considered herein after the date hereof.

In rendering our opinions, we have assumed that the activities of the persons and entities identified in the Plans will be conducted strictly in accordance with the Plans. Any deviations may affect the opinions we are rendering.

We emphasize that the outcome of litigation cannot be predicted with certainty and, although we have attempted in good faith to opine as to the probable outcome of the merits of each tax issue with respect to which an opinion was requested, there can be no assurance that our conclusions are correct or that they would be adopted by the IRS, the Commonwealth of Pennsylvania or a court.

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BACKGROUND

The Bank is a Pennsylvania-chartered stock savings bank operating out of its executive offices in Broomall, Pennsylvania and eight other full service offices in Delaware and Chester Counties, Pennsylvania.  The Bank is primarily engaged in single-family and commercial real estate lending funded by deposits and borrowings.

The MHC currently is a Pennsylvania-chartered mutual holding company parent of the Bank.  The principal business purpose of the MHC is to own more than a majority of the outstanding shares of common stock of the Bank.  The MHC will own 55.0% of the outstanding shares of common stock of the Company after the Reorganization and stock offering (as hereinafter described).  As part of the Reorganization, the MHC will convert from a Pennsylvania-chartered mutual holding company to a federally-chartered mutual holding company under the name Alliance Mutual Holding Company.

Pursuant to the Agreement, the Company will be incorporated under federal law for the purpose of serving as the Bank’s “mid-tier” holding company.  The Company will operate in the Commonwealth of Pennsylvania.  The Company’s principal business will be overseeing the business of the Bank and investing the portion of the net proceeds retained by it in connection with the stock offering (as hereinafter described).

PROPOSED TRANSACTIONS

Description of the Mid-Tier Stock-Form Holding Company Formation

The Bank proposes to reorganize by forming a mid-tier stock-form holding company (the Company) pursuant to the Agreement. The Reorganization will be accomplished through the following steps:

•                                          The Company will be organized as a federally chartered corporation and wholly owned subsidiary of the Bank;

•                                          Interim will be organized as a Pennsylvania-chartered interim savings bank subsidiary of the Company;

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•                                          Interim will merge with and into the Bank, with the Bank continuing as the surviving savings bank (the “Merger”)(1);

•                                          The shares of the Bank Common Stock which are outstanding immediately prior to the Merger will be converted into shares of Company Common Stock at the exchange ratio, which is currently estimated to range from approximately 2.1 to 2.8;

•                                          The shares of Interim outstanding immediately prior to the Merger and held by the Company will be converted on a one-for-one basis into shares of the Bank Common Stock, and the shares of Company Common Stock, if any, initially issued to the Bank prior to the Merger will be cancelled;

•                                          The Company, with the agreement of the MHC, will cancel a number of shares of Company Common Stock that would otherwise be issued to the MHC equal to the number of shares sold in the offering, thus diluting the ownership interest of the MHC from 80.02% to 55.0% of the issued and outstanding shares of the Company upon consummation of the Merger; and

•                                          The Bank will, pursuant to Section 10(l) of the Home Owners’ Loan Act, elect to be treated as a savings association so that the MHC and the Company will be regulated by the OTS as savings and loan holding companies.

As a result of the steps described above, the Bank will become the wholly owned subsidiary of the Company, and the Company will become the majority-owned subsidiary of the MHC.  The Board of Directors of the Company will establish the exchange ratio such that the shareholders of the Bank immediately prior to the reorganization, with the exception of the MHC, will own in the aggregate upon consummation of the Reorganization and stock offering, approximately the same percentage of issued and outstanding shares of common stock of the Company as they owned of the Bank Common

(1)             Upon consummation of the Merger (i) each share of common stock, par value $.01 per share of the Bank (“Bank Common Stock”), issued and outstanding immediately prior to the Effective Date shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the number of shares of common stock, par value $.01 per share of the Company (“Company Common Stock”) equal to the exchange ratio established by the Board of Directors of the Company, (ii) each share of common stock, par value $.01 per share of Interim (“Interim Common Stock”), issued and outstanding immediately prior to the Effective Date shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into one share of common stock of the Bank, and (iii) each share of Company Common Stock issued and outstanding immediately prior to the Effective Date, if any, shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled.

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Stock immediately prior to the Reorganization before giving effect to any new shares purchased by such Bank shareholders in the stock offering and any payment of cash in lieu of fractional shares.

Description of the Stock Offering

In addition to the shares of Company Common Stock to be received in exchange for Bank Common Stock in the Reorganization, the Company is offering between $18,073,390 and $24,452,230 of Company Common Stock for sale.  The purchase price will be $10.00 per share.  All investors will pay the same cash price per share in the offering.  Subject to regulatory approval, the Company may increase the amount of Company Common Stock to be sold to $28,120,060.

Under the Plan of Additional Stock Issuance and in accordance with regulations of the FDIC, the shares of Common Stock will first be offered through the Subscription Offering pursuant to non-transferable rights on the basis of preference categories in the following order of priority:

(1)           Eligible Account Holders;

(2)           Tax-Qualified Employee Stock Benefit Plans; and

(3)           Supplemental Eligible Account Holders.

If the above persons do not subscribe for all the shares offered, the Company will offer the remaining shares to the general public in a community offering, giving preference to persons who reside in Delaware and Chester Counties, Pennsylvania and then to the Bank’s stockholders as of a date to be determined.

FEDERAL INCOME TAX

LAW, ANALYSIS AND OPINIONS

Section 368(a) of the Code defines the various types of transactions which are considered to be “reorganizations” that are generally tax-free to the corporations and the shareholders involved.  Section 368(a)(1)(A) defines the term “reorganization” to include a “statutory merger or consolidation” of corporations.  Section 368(a)(2)(E) of the Code provides that a transaction otherwise qualifying as a merger under Section 368(a)(1)(A) shall not be disqualified by reason of the fact that stock of a corporation (referred to in the Code as the “controlling corporation”) (i.e., the Company) which before the merger was in control of the merged corporation (i.e., Interim) is used in the transaction if:

(i) after the transaction, the corporation surviving the merger [i.e., the Bank] holds substantially all of its properties and the properties of the merged corporation [i.e., Interim] (other than stock of the controlling corporation [i.e., the Company] distributed in the transaction); and

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(ii) in the transaction, former shareholders of the surviving corporation [i.e., the Bank shareholders, including the MHC] exchanged, for an amount of voting common stock of the controlling corporation, an amount of stock in the surviving corporation which constitutes control of such corporation.

Section 1.368-2(b)(1) of the Treasury Regulations provides that, in order to qualify as a reorganization under Section 368(a)(1)(A), a transaction must be a merger or consolidation effected pursuant to the laws of the United States or a State or the District of Columbia.  The Agreement provides that the Merger will be accomplished in accordance with applicable federal laws and regulations.

Treasury Regulations and case law require that, in addition to the existence of statutory authority for a merger, certain other conditions must be satisfied in order to qualify a proposed transaction as a reorganization within the meaning of Section 368(a)(1)(A) of the Code.  The “business purpose test,” which requires a proposed merger to have a bona fide business purpose, must be satisfied.  See 26 C.F.R. ‘1.368-9(c).  We believe that the Merger satisfies the business purpose test for the reasons set forth in the Prospectus under the caption “The Reorganization - Reasons for the Reorganization.”  The “continuity of business enterprise test” requires an acquiring corporation either to continue an acquired corporation’s historic business or use a significant portion of its historic business assets in a business.  See 26 C.F.R. ‘1.368-1(d).  We believe that the continuity of business enterprise test is satisfied since the Agreement provides in Section 2 that the business conducted by the Bank prior to the Merger will be unaffected by the Merger.  The “continuity of interest doctrine” requires that the continuing common stock interest of the former owners of an acquired corporation, considered in the aggregate, represent a “substantial part” of the value of their former interest, and provide them with a “definite and substantial interest” in the affairs of the acquiring corporation or a corporation in control of the acquiring corporation.  Paulsen v. Comm’r., 469 U.S. 181 (1985); Helvering v. Minnesota Tea Co., 296 U. S. 378 (1935); John A. Nelson Co. v. Helvering, 296 U.S. 374 (1935); Southwest Natural Gas Co. v. Comm’r., 189 F.2d 332 (5th Cir. 1951), cert. denied, 342 U.S. 860 (1951).  We believe that the Merger satisfies the continuity of interest doctrine because each shareholder of Bank Common Stock will receive only Company Common Stock in exchange for its shares of Bank Common Stock (except for cash in lieu of fractional shares of Company Common Stock).

Section 354 of the Code provides that no gain or loss shall be recognized by shareholders who exchange common stock in a corporation, such as the Bank, which is a party to a reorganization, solely for common stock in another corporation which is a party to the reorganization, such as the Company.  Section 356 of the Code provides that shareholders shall recognize gain to the extent they receive money as part of a reorganization, such as cash received in lieu of fractional shares.  Section 358 of the Code provides that, with certain adjustments for money received in a reorganization, such as cash received in lieu of fractional shares, a shareholder’s basis in the common stock he or she receives in a reorganization shall equal the basis of the common stock which he or she surrendered in the transaction.  Section 1223(1) states that, where a shareholder receives property in an exchange which has the same basis as the property surrendered, he or she shall be deemed to have held the property received for the

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same period as the property exchanged, provided the property exchanged had been held as a capital asset.

Section 361 of the Code provides that no gain or loss shall be recognized to a corporation such as Interim which is a party to a reorganization on any transfer of property pursuant to a plan of reorganization such as the Agreement.  Section 362 of the Code provides that if property is acquired by a corporation such as the Bank in connection with a reorganization, then the basis of such property shall be the same as it would be in the hands of the transferor immediately prior to the transfer.  Section 1223(2) of the Code states that where a corporation such as the Bank will have a carryover basis in property received from another corporation which is a party to a reorganization, the holding period of such assets in the hands of the acquiring corporation shall include the period for which such assets were held by the transferor.  Section 1032 of the Code states that no gain or loss shall be recognized to a corporation, such as the Company, on the receipt of property in exchange for common stock.

Opinions

Based on the foregoing description of the Merger and subject to the conditions set forth below, we are of the opinion that, if the Merger is consummated as described above, then for federal income tax purposes:

1.        The Merger will qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Code by reason of Section 368(a)(2)(E) of the Code.  See Rev. Rul. 77-428, 1977-2 C.B. 117.

2.        The Company, Interim and the Bank will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code.

3.        No gain or loss will be recognized by Interim upon the transfer of its assets, if any, to the Bank.  See Section 361(a) of the Code.

4.        No gain or loss will be recognized by the Bank upon the receipt of the assets of Interim, if any, in exchange for Bank Common Stock.  See Section 1032(a) of the Code.

5.        The basis of Interim’s assets in the hands of the Bank will be the same as the basis of those assets in the hands of Interim immediately prior to the Merger.  See Section 362(b) of the Code.

6.        No gain or loss will be recognized by the Bank’s shareholders upon the receipt of Company Common Stock solely in exchange for their shares of Bank Common Stock.  See Section 354(a)(1) of the Code.

7.        No gain or loss will be recognized by the Company upon the receipt of Bank Common Stock solely in exchange for Interim Common Stock.  See Section 354(a)(1) of the Code.

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8.        The aggregate adjusted tax basis of the Company Common Stock to be received by the shareholders of Bank Common Stock will be the same as the aggregate adjusted tax basis of the Bank Common Stock surrendered in exchange therefore (reduced by the tax basis allocable to any fractional share of Company Common Stock for which cash is received).  See Section 358(a)(1) of the Code.

9.        The holding period of the Company Common Stock to be received by the Bank’s shareholders will include the holding period of the Bank Common Stock surrendered in exchange therefor, provided that the Bank Common Stock is held as a capital asset on the date of the exchange.  See Section 1223(1) of the Code.

STATE INCOME TAX

LAW, ANALYSIS AND OPINIONS

Pennsylvania Corporate Net Income Tax

Pennsylvania Corporate Net Income Tax (“CNI”) is imposed on corporations for the privilege of doing business, carrying on activities, or having capital employed or used or owning property located in Pennsylvania (72 P.S. ss. 7402, Act of March 4, 1971, P.L. 6 (“Act”)).  Certain entities are specifically excluded from the CNI tax.  According to the provisions of the Pennsylvania Mutual Thrift Institutions Tax (“MTIT”), institutions subject to the MTIT shall be exempt from all other corporate taxes imposed by the Commonwealth for state purposes (72 P.S. ss. 8502).  The MHC and the Company are not entities that are subject to MTIT taxation and consequently the MHC and the Company are subject to CNI taxation.  As an institution subject to the MTIT, the Bank should not be subject to CNI taxation.

Taxable income for CNI taxation purposes, where the entire business of a corporation is transacted within Pennsylvania, is defined as “taxable income for the calendar year or fiscal year as returned to and ascertained by the federal government, or in the case of a corporation participating in the filing of consolidated returns to the federal government, the taxable income which would have been returned to and ascertained by the federal government if separate returns had been made to the federal government for the current and prior taxable years, subject, however, to any correction thereof, for fraud, evasion, or error as finally ascertained by the federal government” (72 P.S. ss. 7401(3)1(a)).

Certain modifications are made to federal taxable income to arrive at Pennsylvania taxable income.  For example, adjustments that would increase Pennsylvania taxable income include  certain items such as accelerated depreciation on real property but only to the extent such preference items are not included in “taxable income” for federal taxable income purposes (72 P.S. ss. 7401(3)1(d)).  Adjustments that would decrease Pennsylvania taxable income include the dividends received deduction (72 P.S. ss. 7401(3)1(b)), interest on federal obligations (72 P.S. ss. 7401(3)1(b.1)) and wages related to federal tax credits (72 P.S. ss. 7401(3)1(c)).

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For federal income tax purposes, and as described in greater detail herein, no gain or loss will be recognized in the Merger by the MHC or the Company.  In addition, the transaction does not give rise to any positive or negative adjustments required to be made for Pennsylvania CNI purposes.  Accordingly, it is our opinion that no CNI liability will be imposed on the MHC or the Company as a result of the Merger.

Pennsylvania Mutual Thrift Institutions Tax

Section 1501 of the MTIT (72 P.S. ss. 8501) defines a mutual thrift institution as every (i) savings bank without capital stock; (ii) building and loan association; (iii) savings and loan association; and (iv) savings institutions having capital stock.  Accordingly, the Bank, as a stock savings bank under the Pennsylvania Banking Code of 1965, should continue to be subject to MTIT following the Reorganization.

The MTIT provides that a mutual thrift institution will compute its tax based on separate company net income computed in accordance with generally accepted accounting principles, subject to certain defined exceptions that are generally not pertinent to this analysis (72 P.S. ss. 8502(c)).  Since no income or loss shall be recognized by the Bank as a result of the Merger in accordance with GAAP or on a separate unconsolidated basis, there likewise should be no income or loss recognized for MTIT purposes.  Consequently, there should be no additional tax liability incurred by the Bank with respect to the MTIT as a direct result of the Merger.

Pennsylvania Personal Income Tax

Pennsylvania personal income tax (“PIT”) is imposed on specified categories of income received by individuals. Examples of categories of income subject to the PIT are compensation, net profits from the operation of a business, profession or other activity, and net gains from the sale, exchange or other disposition of real or personal property (72 P.S. ss. 7303(a)).

Consistent with federal treatment, Pennsylvania affords similar tax-free treatment with respect to tax-free reorganizations pursuant to Section 368(a) of the Internal Revenue Code (72 P.S. ss.7303(a)(3)). Accordingly, the Merger would not give rise to any income.  Therefore, the shareholders of the Bank should not recognize gain or loss with respect to PIT solely as a result of the Merger.

* * *

The federal income tax opinions expressed above are limited to the income tax consequences of the Merger under current federal tax laws. Further, our opinions are based upon research of the Code, applicable Treasury Regulations, current published administrative decisions of the IRS, existing judicial decisions as of the date hereof and representations made by the Bank’s management. No assurance can be given that legislative, administrative or judicial decisions or interpretations may

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not be forthcoming that will significantly change the opinions set forth herein. We express no opinions other than those stated immediately above as our opinions.

The state income tax opinions expressed above are limited to those taxes specified in this opinion letter and specifically do not include any opinions with respect to the consequences to the shareholders of the Bank under any other taxes imposed by the Commonwealth of Pennsylvania or any other subdivision thereof, or imposed by states other than Pennsylvania and local jurisdictions of such states.  In addition, the state income tax opinions herein specifically do not include an opinion with respect to tax liabilities under the MTIT, the PIT, the Capital Stock Tax or the CNI tax attributable to events after the Merger or to any assets held or acquired by the Company other than stock of the Bank.

We hereby consent to the filing of this opinion as an exhibit to the Company’s Registration Statement on Form S-1 as filed with the Securities and Exchange Commission. We also consent to the references to our firm in the Prospectus contained in the Form S-1 under the captions “The Offering — Federal and State Income Tax Consequences” and “Legal and Tax Opinions,” and to the summary of our opinion in such Prospectus.

Very truly yours,

ELIAS, MATZ, TIERNAN & HERRICK L.L.P.

By:	/s/ D. Max Seltzer
D. Max Seltzer, a Partner